Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016

	Year ended December 31,
	2012	2013	2014	2015	2016
	------------------------------Millions of Dollars---------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,868	$1,909	$1,966	$2,040	$2,123
Distributed income of equity investees	7	4	2	—	12
Interest expense, net of amounts capitalized	366	361	348	363	388
Interest component of rental expense	61	64	64	98	103
Amortization of capitalized interest	—	—	—	—	—
AFUDC - Debt funds	21	14	18	16	20
Earnings as defined	$2,323	$2,352	$2,398	$2,517	$2,646
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$365	$341	$333	$345	$376
Interest on affiliated loans	—	—	1	1	1
Interest on interim obligations	1	1	1	—	—
Amortization of debt discount, premium and expense, net	23	26	25	25	22
Other interest charges	(2)	6	7	8	10
Interest component of rental expense	61	65	64	98	102
Fixed charges as defined	$448	$439	$431	$477	$511
RATIO OF EARNINGS TO FIXED CHARGES	5.18	5.36	5.56	5.28	5.17